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2008 MAY 19 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Our reference BB/jcd
Date May 6, 2008

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the periode April 2008 and the Pricing Supplements of April 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

SUPPL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAY 21 2008
THOMSON REUTERS

Yours sincerely,
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Prof.dr.ir Bert Bruggink
Executive Board / CFO Rabobank Group

dw 5/20

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Soft Commodities - Sugar

24-4-2008 | Other news

To date, 2008 has been an eventful year for commodity markets, and the sugar market has been no exception. For the current sugar price, Rabobank Soft Commodities Monthly Report predicts the global supply/demand balance will be markedly tighter in 2008/09 than it is in 2007/08.

NYBOT sugar prices fell sharply from highs in early March, largely due to index fund money withdrawals.

2007/08 stocks-to-consumption ratio expected to increase to 54.1%.

Price outlook for 2008/09 appears more favourable based on fundamental forecasts.

Slow down of Brazilian sugar exports in the second half of 2008 due to increased ethanol consumption.

Sugar prices
Until the end of 2007, world market prices had been depressed, reflecting an enormous global surplus in the 2006/07 international crop year, and the prospect of a further substantial surplus in the current 2007/08 crop year. With global stock levels rising, world prices spent much of 2007 under considerable pressure.

World sugar fundamentals
The beginning of 2008 saw an abrupt change in the market, with prices rising swiftly early in the new year, a move that caught many market participants by surprise. From today's standpoint, the fundamental picture for the year remains rather gloomy. Looking purely at supply, demand, stocks and export availability/import demand,
there would be little justification for international sugar prices to be substantially higher in 2008.

India
Because the increase in global stocks over the past two years is concentrated in India, the picture is not quite as bad as the global stock statistics imply. India's capacity to export is limited. Hence, although Indian stocks are expected to reach a high point in September 2008, most of this is effectively unavailable to the market given current infrastructural constraints.

Brazil
Meanwhile, in Brazil, the harvest in the Centre/South region will shortly be underway. Given the multitude of variables influencing Brazil's sugar production, it is difficult to be categorical about production and export availability in the Centre/South in 2008/09.

Anything that might cause prices to rise sharply in the coming months, which in turn could prompt more sugar production and less ethanol production in Centre/South Brazil, risks pushing the outlook for 2008/09 from a relatively balanced market towards another surplus.

Rabobank's analysts aim to provide clients with value added initiatives such as this monthly report to support their business development.

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Soft Commodities - Soybeans

24-4-2008 | Other news

In the soybean market, the Rabobank's Soft Commodities Monthly Report says the Argentinean farmers' strike, competition from corn for available acreage and robust demand conditions have provided soybeans with a more optimistic price scenario for 2008.

CBOT soybean prices fell 23% through March before rebounding 15% by mid April to USD 13.80 per bushel.

USDA Prospective Plantings report March 31st indicated a 17% jump in US soybean plantings in 2008.

2007/08 US inventory levels to drop 80%, year-on-year, increasing reliance on 2008/09 production to meet robust demand.

Soybean prices
The farmers strike in Argentina together with surging corn prices and a weak US dollar have resulted in soybeans regaining upward momentum. As the soybean harvest progresses in Brazil and Argentina without any major weather disruption, focus will next turn to US weather conditions for corn, soybean and spring wheat plantings. In addition, new record crude oil prices in mid-April will also help support the soybean futures complex with biodiesel processor margins improving.

World soybean fundamentals
There does not appear to be any substantial evidence that soybean demand is slowing in the first half of 2008, despite the record price levels that have been set in recent months. Soyoil demand remains strong, supported by record crude oil prices, which show no indication of a major correction despite a significant slowdown in the US economy.

US
Surging petroleum prices dragged biodiesel prices higher providing strength to soybean oil demand and may further draw down soybean stock levels in the 2007/08 season. Final US soybean production will also be heavily reliant on weather conditions over the coming months for both plantings and yield in the 2008/09 season.

Brazil
Given the current uncertainty in Argentina's export market, the progression of the Brazilian soybean crop, the world's second largest producer of the crop, has taken on increased importance this season. Despite on-going logistical constraints, both up country and at port continue to create inefficiencies in the Brazilian export market, increased soybean exports are expected in the 2007/08 season.

Argentina
Argentina is the third largest producer of soybeans, behind the US and Brazil. The farmer strike in March following the government's announcement of a 44% export tax hike has created significant issues for both the Argentinean and world soybean markets. Currently, the strike has been suspended, but no resolution has been reached. As a result, consumers and traders have switched demand to alternate exporters such as the US and Brazil.

Rabobank's analysts aim to provide clients with value added initiatives such as this monthly report to support their business development.

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Soft Commodities - Wheat

24-4-2008 | Other news

The first edition of the Rabobank's Soft Commodities Monthly Report says world wheat prices have recorded a sharp decline in the last 30 days. With the current extreme tightness in the world wheat balance sheet, this season's weather will prove even more crucial than most.

World wheat prices have recorded a sharp decline in the second half of March and first half April after reaching record levels in the first quarter of 2008.

Record world wheat production forecast for the 2008/09 season, bearish for wheat prices.

Current wheat crop conditions appear to be in good condition.

Indian import requirements expected to be significant in 2008/09.

Wheat prices
Prices have eased significantly from their record levels in second half of March and early April. However, they remain at very high levels in order to ration demand given the extremely tight supply situation both in the US and globally.

World wheat fundamentals
In 2007, exports were limited from some major producing regions in order to control domestic food inflationary concerns and ensure adequate supplies. Political interference in Russia, Ukraine, Kazakhstan and Argentina was a supply-side shock for the world wheat market and looms as a major issue for trade and price for 2008.

US
Recent record spring wheat prices are also expected to lead to an increase in US spring wheat plantings in coming months. However, these upcoming spring wheat plantings are threatened by current dry conditions. The majority of crops have time to improve if seasonal conditions are favourable, but some areas have already been lost due to a lack of moisture.

EU-27
Moisture is fine in Europe, though timing of the EU-27 crop will be extremely important for market dynamics this season. US exporters are expected to aggressively pursue business in the months of June, July and August before large EU-27 and Black Sea crops come onto the world market.

Australia
Depending on further rains, Australian wheat production may double in 2008. Rabobank is currently forecasting a production range of 23 to 26mt, resulting in a rebound in Australian exports in late 2008 and early 2009 and also easing domestic supply shortages and hence prices.

India
The government has announced that they will be looking to establish a strategic reserve of wheat on top of the current

buffer stock and public distribution scheme requirements in the 2008/09 season. A substantial wheat import program will be needed if the government is to achieve its stated goals in wheat stock rebuilding.

Rabobank's analysts aim to provide clients with value added initiatives such as this monthly report to support their business development.

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Soft Commodities - Corn

24-4-2008 | Other news

According to Rabobank's Soft Commodities Monthly Report, the corn market will increasingly focus on weather and plantings pace in the US over the next couple of months. Prices are likely to remain extremely volatile and bullish on any adverse seasonal conditions through this period. US domestic demand for corn used in ethanol production is forecasted to climb to nearly 33% of production in 2008/09.

USDA Prospective Plantings report March 31st indicated an 8% decline in US corn plantings in 2008.

CBOT corn prices reached fresh highs of over USD 6.00 per bushel by mid April.

Significant corn crops forecast in Brazil and Argentina in 2007/08 season, despite early season weather concerns.

Corn prices
Corn prices have mounted a strong challenge to the rest of the grains and oilseeds complex in recent months after being outperformed for much of 2007. Since mid-March, corn prices have been one of the shining lights in agricultural commodity markets, regaining all lost ground in the correction and surging to fresh highs.

World corn fundamentals
World corn production is forecast to exceed consumption for the first time in three years in 2007/08, due to a 10% increase in production, with larger crops expected in the US, China and South America.

Corn and ethanol demand
Demand growth for corn continues unabated with corn use for ethanol in the US forecast to increase 51%, year-on-year, reaching 24% of annual production in 2007/08 up from 20% in the previous season.

US
Weather will become a focus over the next couple of months as corn plantings take place. Current December 2008 corn futures contract highs reflect a price that might ration both feed and ethanol demand and also incorporate a significant weather premium moving into the crucial planting period.

Brazil
Brazilian corn production is forecast to reach a record level. Total annual production will be heavily dependent on final plantings for the second corn crop of the double crop rotations. First crop corn and soybean harvests have run later than normal placing timing pressure on Brazilian farmers to get the second corn crop planted in time.

China
A rapid decline in domestic stock levels has seen China's position as a major world exporter come to an end. Surging domestic animal feed demand and government measures to curb exports through prohibitive taxes are forecast to result in a 91% drop in Chinese corn. In 2008/09, China is again not expected to significantly contribute to world supplies due to only minimal exports.

Argentina
On March 13, the Argentinean government announced an increase in export taxes of up to 44% on some crops, including soybeans. Chaos and farmer demonstrations against the government brought the rural sector to a complete standstill. This has had significant ramifications for the world corn and soybean markets as consumers have had to switch to alternate exporters in order to sure up supplies.

Rabobank's analysts aim to provide clients with value added initiatives such as this monthly report to support their business development.

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Rabobank Soft Commodities Monthly - Corn, Wheat, Soybeans and Sugar

24-4-2008 | Other news

Rabobank has called on its global network of 75 analysts from Food & Agribusiness Research and Advisory to highlight the key price movements and market fundamentals for a select group of the world's major soft commodities: corn, wheat, soybeans and sugar. The first edition of the Rabobank's Soft Commodities Monthly Report also makes forecasts and charts world price indicators throughout 2008.

Agricultural investors
The general financial market turbulence and risk aversion appear to have prompted a withdrawal of fund money across commodity markets. Falling confidence in the US economy has also resulted in a sharp withdrawal of investor money from agricultural commodity markets. As a result, all commodity prices, both agricultural and non-agricultural have suffered with some sharp sell-offs.

Price direction factors
Soft commodities price direction throughout 2008 will be heavily dependent on final planting decisions in the US, weather conditions in the US over coming months and sustained world demand. As the soybean harvest progresses in Brazil and Argentina without any major weather disruption, focus will next turn to US weather conditions for corn, soybean and spring wheat plantings.

Price relationships between the various crops that are bidding for a limited amount of arable land in the US are extremely important for farmer decision making as well as consumer decision making.

Corn planting plans in U.S.
Using extensive survey data, the USDA report forecasted an 8% year-on-year decline in corn plantings in 2008. Favourable prices for alternate crops, higher input costs and crop rotation needs are expected to result in a significant acreage shift towards soybeans and wheat. Despite this anticipated decline on last season's 65-year corn acreage high, US farmers still intend to plant 86 million acres of corn, the second highest level since World War II.

Farmers can still plant soybeans and wheat
However, the corn acreage forecast is by no means a final plantings number as some farmers are still able to change their planting decisions and with the recent corn price gains relative to soybeans, spring wheat and even cotton the final acreage number may prove to be somewhat higher. Soil management and record-high fertilizer prices are expected to provide enough incentive for significant acreage swings away from corn to soybeans and wheat in the 2008/09 season.

Sugar supply & demand
Sugar had a turbulent start to the year, and from today's standpoint, the fundamental picture for the year remains rather gloomy. Looking purely at supply, demand, stocks and export availability/import demand, there would seem to be little justification for international sugar prices to be substantially higher in 2008 than they were in 2007.

Rabobank's analysts aim to provide clients with value added initiatives such as this monthly report to support their business development.

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Dutch housing market: solid as a rock

23-4-2008 | Other news

The International Monetary Fund (IMF) is a very prestigious institution. Its reputation is built on decades of sound policy advice and thorough economic research. Therefore, the moment the newspapers report that the IMF is forecasting a decline in Dutch housing prices, it is really time to get scared. Or is it? Rabobank's Chief Economist Dr. Wim Boonstra explains.

What has happened? In its World Economic Outlook (WEO) the IMF has published a special on the influence of housing market developments on economic stability. This is not surprising given the recent developments in the United States. In the special, the researchers of IMF try to explain the development of residential housing prices for the years 1997 – 2007 for a group of 17 countries. For each country, they used the same set of so-called 'fundamentals', such as long and short term interest rates, income growth, credit growth and the change of the working population. For some countries, these fundamentals explain the house prices very accurately, but for other countries there is an unexplained part.

The IMF states that this so-called 'gap' could mean that there is a bubble in housing prices. However, it can also be an indication that there are national fundamental factors at work, that are not included in the standard set variables used by the IMF. This is all very carefully explained in the WEO, but many a newspaper prefers to go for the apparently more sexy, but very wrong, conclusion that the Dutch housing market contains a bubble.

Explaining the Dutch housing prices
Therefore, let's lend the researchers of the IMF a hand in explaining what's going on behind the dikes. The increase in Dutch housing prices can be explained by a number of fundamentals, that includes several factors that are specific to the Dutch situation. In addition to the variables used by the IMF, one can point to several factors that easily explain the remaining gap of 30%.

First, the IMF notes that "changes in the availability of mortgage financing" could be a relevant factor that is not taken into account. In the Netherlands, the introduction of the anti-discrimination law in the middle of the 1990's forced banks to extend mortgage loans based on incomes of both partners (in case of a family). This made an end to the long standing tradition in Dutch banking of basing mortgage loans on the income of the partner with the highest income (breadwinner or provider). As a result, the borrowing capacity of families increased dramatically, which explains to a large extent the exceptional jump in Dutch house prices at the turn of the century (that is included in the present analysis).

Halving the interest burden
Second, mortgage interest payments are fully tax deductible, in practice almost halving the interest burden of residential borrowers. Third, in many cases it still is cheaper to buy a house than to rent one, which is why many people who live in a rented house would rather buy one. However, this potential demand so far is rather hindered because of the fourth factor: lacking supply.

Lacking supply
There is a large backlog, estimated at around 100,000, new houses. Moreover, available supply does not meet actual demand quantitatively.

Include these four national factors in the IMF-model and the largest part of the unexplained gap is likely to disappear like snow in the sunshine. National institutions that follow housing price developments, like CPB National Bureau for Policy Analysis, have calculated that there actually is no unexplainable increase in prices in the Netherlands.

In a housing market like in the Netherlands, with a lot of latent demand and inelastic supply, it is not very likely that prices will come down. Moreover, Dutch mortgages have long fixed-interest periods, there is no subprime segment of any significance and banks still are relatively conservative in their lending practices. Whatever the papers may say about a wrongly understood piece of research by the IMF, Dutch mortgages are solid as a brick house, and the Dutch housing market is solid as a rock.

Dr. Wim Boonstra, Chief Economist Rabobank Group

Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.

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Rabo Ag Focus: U.S. Rice

21-4-2008 | Other news

Two years after questions regarding the viability of the U.S. rice industry, the sector has emerged stronger and has a very promising outlook with total U.S. rice exports forecasted to increase around 20 percent, according to a new April 2008 Rabobank Ag Focus report, 'U.S. Rice.' "The outlook for U.S. rice growers remains strong, with more cause for optimism than concern. However, with global rice stocks already at low levels, prices are especially susceptible to any shocks," said Food & Agribusiness Research and Advisory Vice President Michael Whitehead.

"Adverse weather in a particular rice-growing region could be one cause of price increases, while a potential cause for a significant drop in rice prices would be a perfect storm of excellent and unimpaired growing conditions in the major producing countries," said Whitehead.

Rice Production
Despite attractive prices of alternative crops, U.S. planted rice acreage fell only 3 percent in 2007- 2008. This differed, depending on the class of rice, with medium/short-grain rice production up approximately 16 percent on the previous crop year, while long-grain rice was down about 3 percent.

Globally, rice production is forecasted to hit a record 423 million metric tons (milled basis) in the 2007-08 crop year. In China, the largest producer of rice, production is likely to remain steady because there have been major productivity gains from super-high yielding plants despite some drought conditions.

Many growers in Vietnam are also likely to see production levels unchanged. However, in Thailand, the largest exporter of rice, improved yields through good weather are likely to see production increase to 30 million metric tons in the 2007-08 crop year.

Rice Prices
Prices in the rice sector have continued to rise in part due to strong global demand, the decreasing value of the U.S. dollar, increased attention from speculative investors and the recent global growth of biofuels.

"Indisputably, the recent global growth of biofuels has influenced the price of rice in several ways. In the United States, competition for rice acreage has come from grains and oilseeds, boosted in price by biofuels or feed/food gap demand," said Whitehead.

While the post rice harvest period in many countries would normally ease upward pressure on prices, export restrictions or tariffs from a number of major suppliers including Vietnam, India and Egypt have made this less likely. In the wake of last year's strong global prices in grains and oilseeds, many new players that have become increasingly nervous about traditional equities have gained some understanding of agricultural commodities, but feel they may have missed the opportunity for strong returns on grains and oilseeds.With the strong outlook for rice demand, it is likely that new investors will continue to play a role in maintaining upward pressure on prices.

Global Exports
Total U.S. rice exports for 2007- 2008 are forecast to increase approximately 20 percent from the previous year – in part due to export restrictions imposed by Vietnam and India. In the United States, rough rice exports largely destined for Mexico and Central America, are forecast to improve 14 percent from the previous year. Additionally, U.S. milled rice exports are forecast to jump 25 percent; although still 10 percent below the 2005-06 crop year.

"U.S. export prices continue to experience upward pressure from several factors, including healthy sales, generally high commodity prices and the relatively weaker U.S. dollar," said Whitehead.

Thailand
In Thailand, the largest exporter, the country's share of global rice trade grew from 26 percent in 2006 to a projected 32 percent in 2007, but its rice stocks are likely to fall by around 10 percent. "Even though stocks are still at a reasonably healthy level, such a drop does not go unnoticed by the market, and could have upward pressure on prices," said Whitehead.

Vietnam & Pakistan
In addition, 2007 exports fell in Vietnam, the world's second largest exporter, and in Pakistan. In Vietnam, exports were suspended in November 2007 when the country reached its export ceiling. New export limits and taxes for 2008 may see Vietnam's rice exports for 2008 fall by around 20 percent. Additionally, in Pakistan, exports are likely to fall almost 40 percent a result of a poor harvest and rising domestic prices.

India
In India, fears that high prices may hinder efforts to rebuild domestic stocks led to the imposition of export restrictions in the form of high minimum export prices, which effectively stopped the exports of all rice from India – except Basmati or high-quality non-Basmati rice. With little sign that these restrictions will be lifted in the near future, India's rice exports may fall approximately 10 percent.

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Explosive environment for grain and oilseed prices - Rabobank industry report

16-4-2008 | Other news

The Rabobank Global Focus report titled Grains & oilseeds – is it a new era for prices?, says the outlook for the Australian grain and oilseed industries appears more positive than recent seasons, with the overall outlook for world grain and oilseed prices expected to remain strong for the medium term.

"Wheat crop area in Australia and globally is expected to increase quite sharply in 2008, driven higher by record price levels and the overall improvement in the outlook for seasonal conditions," says report author and Rabobank Senior Commodity Analyst, Luke Chandler.

Chandler said that a number of the world's major grain and oilseed markets entered 2008 in unchartered price territory, following an extraordinary bull run in prices over the previous 18 months.

Supply: key producers underperformed in 2007
Production of the world's major grain and oilseed crops came under significant pressure in 2007. "Australia's grain producers have been crippled by successive widespread droughts which restricted national wheat production," Chandler says.

Correction or continuation – where will prices move in 2008?
World grain and oilseed stocks fell sharply throughout 2007. Supply shortages throughout the season led in some cases, to panic buying to ensure adequate supplies to meet demand.

Chandler says that the price outlook appears more positive for those commodities directly linked to biofuel markets (corn, soy) given the increasing demand expectations from this sector and despite the increasing margin pressure on biofuel producers globally.

Global plantings and production to rebound in 2008
The record high prices of 2007 and early 2008 are expected to encourage a significant expansion in lands sown to grains and oilseeds in the coming season.

"Soybeans, canola and wheat are expected to rebound most strongly, whilst corn acreage is forecast to be down slightly, relinquishing some of last season's record gains," says Chandler.

Demand set to remain strong as producers look to rebuild stock levels
Mr Chandler says that in 2008, there will be immense pressure on new crop production to not only meet annual consumption, but also to rebuild stock levels. "It is likely to take a number of years of strong production to rebuild world wheat stocks to more traditional levels."

Impacts for Australian grain and oilseed farmers
After a period of uncertainty, 2008 looks to be a year of definitive change for the Australian grain sector. Chandler says,

"Wheat crop area in Australia and globally is expected to increase quite sharply in 2008, driven higher by record price levels and the overall improvement in the outlook for seasonal conditions."

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Rabobank's Oscar-winning performance

10-4-2008 | Other news

What were you doing for the last 5 hours of Wednesday afternoon? Rabo cyclist Oscar Freire was peddling 209 kilometers in Belgium to win the one-day Gent-Wevelgem Classic with the support of his Rabobank ProTeam.

The Rabo ProTeam kept the lead group together in the finale which helped Freire find his legs, launched him to the front in the last 250 meters, and had him kissing the trophy on the podium.

"What does this victory in Gent-Wevelgem mean to me? I am the first Spaniard to win here. So that makes this special," told a smiling Oscar Freire shortly after the finish.

"My legs were good, but I also saw that the team was riding really well. We first tried to control the group fifty kilometers into the race but that failed. We then controlled the escapes and took to the front again in the finale. That turned out to be the right tactic," said Freire.

Get Oscar Freire's profile and read the full story on Rabo Cycling News site.

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Australia and Brazil vital in supplying world beef needs

10-4-2008 | Other news

The CEO of one of Brazil's largest beef processing companies sees global beef demand continuing to increase with Australia well positioned to meet this growth.

Brazil has positioned itself as the world newest beef powerhouse. But according to Fernando Galletti de Queiroz, Chief Executive Officer of Minerva, the fourth largest meat processor and third largest exporter in Brazil - there is plenty of market share to go around.

Mr Queiroz was recently brought to Australia by Rabobank, to provide Australian beef producers with a first hand knowledge of trends in the Brazilian beef industry.

"I believe the world can pay higher prices for things like beef, chicken, and pork, it is already happening," Queiroz said. "There will be a lot more volatility, but suppliers of food will have much more power then we had before."

He said increased domestic consumption has been driven by higher economic growth and this scenario is happening worldwide. "Consumption is booming in lower social classes globally and that is the consumer Brazil is targeting," he said.

"The majority of our cattle are on grass feed so we are not impacted directly by grain prices. If grain prices are going up that is good for Brazil as it widens the gap between our grass-fed and other countries grain-fed beef," Mr Queiroz said.

"The time of cheap food is gone forever and we are in the business of the future, the world needs us and we are ready."

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Next stop for the global dairy market

10-4-2008 | Other news

Speaking at the Large Herds Conference held in New Plymouth last week, Rabobank international dairy specialist, Tim Hunt said that although 2007 brought an unprecedented boom in international dairy commodity prices, strong price signals at farmgate and retail level are already working to rebalance the market.

International dairy prices more or less doubled in 12 months as a result setting new records across all product categories.

"Prices have now been passed onto consumers, who in many markets have seen the price of milk, cheese or milk powders rise 20 to 70 per cent on supermarket shelves. "Some shoppers, particularly in developing countries, are baulking at the cost: taking the speed off global demand growth," Mr Hunt said.

Supply has also improved: New Zealand farmers aren't the only ones being offered attractive milk prices at the farmgate. Farmers in Australia, the EU, USA, Argentina and Brazil are all now being offered prices 30 to 70 percent above previous year levels. This has encouraged production growth in these regions, and in some cases, higher export volumes.

Rabobank believes the odds are still heavily in favour of international prices holding at relatively strong levels for several years to come. The global economy is slowing, but it doesn't look as bad as you might first suspect when we consider things from a dairy perspective - with above average growth still forecast and developing economies remaining strong.

"Volatility is also likely to be evident for several years to come. Global stocks are low, less stable countries are playing an expanding role in international trade and nervous governments in many regions are making policy on the run that is impacting many aspects of the market," Mr Hunt commented.

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Brazil's robust coffee rush

8-4-2008 | Other news

In the worldwide coffee chain, the Robusta bean variety has increased in volume and profitability. A Rabobank Food & Agri Research and Advisory report by Mariana Gonzalez describes how the bitter, low-grade Robusta coffee bean has sweetened the global coffee pot in 'Robusta Coffee in Brazil: Are these prices here to stay?'

Investing in Robusta
The Robusta market is still mostly driven by price, not quality. Considering Robusta coffee is currently riding on the high point of its cycle, there seems to be no better time to take advantage of improved margins to make the necessary investments to deal with the inevitable market volatility in the future.

Placing Robusta in the cooperative portfolio
For improvements on a local level, it is worth exploring how to add Robusta to the portfolio of an Arabica coffee grower or cooperative. Robusta has a more stable annual production than the Arabica variety which has an 'on and off year' or biennial cycle. Growers could benefit from a more stable stream of revenues annually to offset the 'off year' characteristics of the Arabica variety.

Narrowing profit margins
Worldwide, the recent tight supply-demand balance has kept Robusta prices moving upwards, and has also narrowed the price difference with the Arabica coffee variety. These changes have certainly been positive for Robusta growers across the globe in the short term, providing farmers with a major boost in income.

Coffee drinkers in emerging markets
Recently, Robusta has been playing a major role in non-traditional coffee consuming countries. The largest coffee consumers are the United States and Brazil. However, in emerging markets with income constraints, demand has been mostly channeled to instant coffee and commodity grade roasted coffee, making Robusta an affordable choice.

Making tastier coffee
Historically, the Robusta variety has been used as a coffee blend filler and has traded at a fraction of the price as Arabica which has a more desirable taste. The undesirable flavour of Robusta is the result of poor handling and processing of the beans.

Therefore, roasters have responded to the growth in supply and the lower price of the variety by adopting steam cleaning and other technology that ultimately increases the percentage of Robusta used in coffee blends.

Farmers' output
In the end, price dictates much of Robusta's dynamics and positive results have certainly fueled interest in the still hand-picked Robusta beans. The recent margins achieved by Robusta farmers have been an indication of the benefits of higher yields, which lower unit costs and improve margins. Investments in crop care and the drying process, as well as stricter quality control by farmers should translate into an increase in efficiency and output in the coming years.

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Rabobank receives approval for majority stake in Polish bank BGZ

4-4-2008 | Press Release

On Friday, 4 April 2008 Rabobank received official permission from the Polish Financial Supervision Authority (PFSA) to achieve a majority position in BGZ. Rabobank will cross the 50% threshold in BGZ by acquiring 12.87% stake currently held by European Bank for Reconstruction and Development (EBRD). This will enable Rabobank to gain a majority stake of 59.35% in BGZ. Rabobank first acquired a 35.4% stake in BGZ in 2004. The bank then increased its stake to 46.48 % mainly by conversion of bonds into shares.

"We are delighted that we were authorised to gain a majority stake in BGZ. This will now enable Rabobank to further develop BGZ's position as a retail bank for private customers, the small and medium enterprises (SME) and food and agricultural sectors," says Mr Rutger Schellens, Member of Managing Board of Rabobank International and Chairman of Supervisory Board of BGZ. He adds that the Netherlands is currently one of the largest international investors in Poland. "Our priority is to enable BGZ to further improve and expand both its quality and market share in Poland," says Mr Rutger Schellens. According to Mr Jacek Bartkiewicz Chairman of Bank BGŻ, increasing Rabobank's equity stake in BGŻ will help strengthen its position as one of the main financial institutions in Poland. "This decision should be beneficial for the initial public offering of BGŻ Bank," assess Mr Bartkiewicz.

Rabobank considers Poland to be a key growth market within the enlarged European Union. With a population of nearly 40 million, Poland offers tremendous economic opportunities and is currently achieving rapid development. Trade between the Netherlands and Poland is also growing swiftly and Dutch companies are investing in Poland on an increasingly greater scale. Rabobank is committed to being a key player in new markets and, in particular, seeks to perform a prominent role in the food and agri sector in these countries. It aims to attain this position in part by leveraging its distinctive knowledge of food and agri. In recent years, Rabobank has developed a strong retail position in relevant agricultural markets around the world, such as California and Australia.

Rabobank

Rabobank in business

Dirk Duijzer appointed director of Food & Agri Netherlands

4-4-2008 | Press Release

Dirk Duijzer (49) has been appointed Director of Food & Agri Netherlands effective 1 May 2008. This appointment means that Rabobank will once again have a distinctive standard-bearer vis-à-vis the Dutch agricultural sector. The announcement was made today by Joop Wijn, who is also responsible for Rabobank's agricultural activities in the Netherlands in his role as Director of SME: 'I am delighted that Dirk Duijzer is going to head the teams that have already been operating so successfully in the Food & Agri sectors for a numbers of years. Mr Duijzer will clearly strengthen the teams further by contributing his extensive network and managerial experience.'

Dirk Duijzer is not a newcomer to Rabobank. He has held a number of senior positions within the bank including Chairman of the Veluwe Local Committee and as a result served as a member of the Central Delegates Assembly. For a number of years he also was Chairman of the Confidential Committee of the Central Delegates Assembly. He has also participated in a range of workgroups within Rabobank Nederland. In addition, Mr Duijzer served as a member of the Co-operative Affairs Advisory Committee. He furthermore acted as Chairman of the Board of Directors of Rabobank Vallei and Rijn from 1995 until last year.
Duijzer is looking forward to his new role, 'As a director I have had the opportunity to get to know Rabobank and the agricultural sector inside and out. My aim is to combine the best of both worlds in this new position at the leading food & agri bank.'

As the former chairman of the Dutch Product Board for Horticulture (Productschap Tuinbouw), Mr Duijzer realised the actual implementation of exploratory studies with the implementation of the Good Governance Code. He also involved horticultural companies more directly in the process of formulating policy. Prior to this position, Mr Duijzer was General Managing Director of LTO Nederland, a foundation that promotes the interests of the Dutch agricultural sector.

Rabobank

Rabobank in business

World-wide berry demand continues to blossom

3-4-2008 | Other news

The low dollar combined with increased demand for berries has given U.S. farmers the opportunity to expand their exports, according to a new Rabobank report, 'Ag Focus - U.S. Berries.'

"There are opportunities for U.S. berry farmers in markets where domestic blueberry production can't keep up with demand – such as northern Europe or Asia," said Rabobank Assistant Vice President of Food & Agribusiness Research and Advisory (FAR) Marieke de Rijke. "However, even the U.S. consumer appetite for blueberries has most likely not been fulfilled, which is creating additional domestic growth opportunities."

"Over the past several years, demand for all U.S. berry varieties has grown significantly due to increased consumer awareness of their health benefits," said De Rijke. "Berries are the type of fruit today's consumer is looking for: convenient, healthy and available year-round."

In the United States, fresh blueberry consumption is up 65%, fresh raspberry consumption is up nearly 300%, and fresh strawberry demand is up 45%. This growth has kept prices strong and has encouraged farmers to expand production acreage.

Strawberries
The United States is the world's largest producer of strawberries, accounting for more than a quarter of the global annual production. California is the main strawberry producing state with 88% of the total production.

"Additional demand for fresh strawberries, stimulated by increased domestic production as well as imports from Mexico and the Southern Hemisphere, has enabled consumers to get fresh fruit year round," said De Rijke.

Raspberries
Fresh domestic production of raspberries is able to meet 80% of the demand, but rising consumption has enabled fresh imports to increase significantly over the past few years.

From November to May, Chile and Mexico are the main suppliers of fresh raspberries, which make up about two-thirds of U.S. raspberry imports. The remaining share comes from Canada between June and August.

Blueberries
The United States is the largest producer of blueberries, growing more than half of the world's blueberry supply.

"Blueberries, which are a rich source of antioxidants, vitamin C and fiber, have enjoyed increased demand as consumers continue to look for healthier and more nutritious diets," de Rijke said. "Additionally, consumers also appear to prefer the convenience of eating blueberries because they don't require any peeling or slicing."

Full media release

Rabobank America
Low dollar, increased demand creates opportunity for berry exports

Rabobank

Rabobank in business

Dollar recovery ahead?

2-4-2008 | Other news

Rabobank's Chief Economist Wim Boonstra has published numerous articles on banking, financial markets, international economics and business cycles. In this column, Boonstra shares his views on today's current weakness of the American dollar.

Early in 2002, the Euro was at its all-time low against the US dollar. Many economists expected a further fall of the euro. They were wrong. It became clear that the fundamental value of the euro was much higher than the 80 dollar cent at which the markets were valuing it at the time. The 'fundamentalists' were right. Since then the dollar has lost about 50% of its value against the euro.

Today, it seems like the same situation but with the currencies reversed. The US looks cheap when compared to Europe and many analysts argue that the US currency is undervalued today. They point at the fundamental value, measured by the so-called purchasing power parity (PPP). Analysts forecast a dollar recovery once the credit crisis is over.

In 2002, I was one of the believers in the fundamentals, but this time I am not so sure. PPP doesn't tell the full story. It appears in my viewpoint that the trouble for the dollar isn't over yet. What is the core of the problem? For decades, the US has been consuming more than is produced. The then special status of the dollar as the world's anchor currency made this possible. In economics terminology, the famous 'exorbitant privilege' envied by so many European politicians in the past. The principle held that as long as the world is prepared to accept a growing amount of US dollars, the US can continue to produce external deficits.

But the privilege appears to have been oversubscribed. The dollar is losing its special status at record speed. Historically in times of dollar crises, the privilege meant that politicians from abroad had to deal with the internal money market problems themselves. Today's current weakness of the US dollar has cost the rest of the world so far more than the value of USD 1,000 billion. This figure dwarfs all losses from the credit crisis.

We are approaching the end of an era. At short notice, the dollar may show a cyclical recovery. The longevity of this is questionable. European exporters and politicians need to brace themselves for a two-dollar euro. Maybe not this year or next, but it may come sooner than most people think.

Dr. Wim Boonstra, Chief Economist Rabobank Group

Related information

Economic Research Department (Kennisbank)

Outlook 2008

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1836A

TRANCHE NO: 1

EUR 10,000,000 Floating Rate Notes 2008 due 20 March 2011

Issue Price: 100.00 per cent.

CITI

The date of these Final Terms is 28 February 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 14, 2007 (the "Offering Circular"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the notes must determine the suitability of that investment in the light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1836A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	3 March 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	The Specified Interest Payment Date falling on or nearest to March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3-month EURIBOR - 0.08 per cent. Floating Rate (further details specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	20 March, 20 June, 20 September and 20 December in each year from (and including) 20 March 2008 . There will be a short first coupon in respect of the period commencing on (and including) the Issue Date to (but excluding) 20 March 2008
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	Not Applicable

	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
		- Reference Rate:	Not Applicable
		- Interest Determination Date:	Not Applicable
		- Relevant Screen Page:	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
		- Floating Rate Option:	EUR-EURIBOR-Reuters
		- Designated Maturity:	3 months For the avoidance of doubt the Designated Maturity for the Interest Period from and including the Issue Date to but excluding 20 March 2008 shall be the interpolated rate of 2 week and 3 week EUR-EURIBOR-Reuters minus the Margin.
		- Reset Date:	The first day of each Interest Period
		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x)	Margin(s): -	0.08 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency Condition 7(g) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances *specified in the* permanent Global Note
29	Financial Centre(s) (*Condition* 10(h)) *or other* special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable

	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 3 March 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. . As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych I Gield in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0345691421
(iii)	Common Code:	034569142
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company:	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different form Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

6 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1860A

TRANCHE NO: 1

GBP 50,000,000 Floating Rate Notes 2008 due 20 December 2017

Issue Price: 100 per cent.

The date of these Final Terms is 5 March 2008

Deutsche Bank AG, London Branch

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1860A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP 50,000,000
	(ii)	Tranche:	GBP 50,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		GBP 50,000
7	(i)	Issue Date:	7 March 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling on 20 December 2017
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month GBP – LIBOR – BBA + 0.0525 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Quarterly on every 20 March, 20 June, 20 September and 20 December in each year, commencing 20 March 2008 up to, and including, the Maturity Date. For the avoidance of doubt, there shall be a short first coupon in respect of the Interest Period from (and including) the Issue Date to (but excluding) 20 March 2008 (the "Short First Coupon").
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s)(Condition 1(a)):	London
	(v) Manner in which the	ISDA Determination

		Rate(s) of Interest is / are to be determined:	
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
		- Floating Rate Option:	GBP – LIBOR – BBA
		- Designated Maturity:	Three months, save in respect of the Short First Coupon which shall be an interpolation of 1 week and 2 weeks
		- Reset Date:	The first day of the applicable Interest Period
		- ISDA Definitions (*if different from those set out in the Conditions*):	Not Applicable
	(x)	Margin(s):	+ 0.0525 per cent.
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual / 365, adjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Note of GBP 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, *renominalisation* and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom
38		*Applicable TEFRA exemption:*	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an *Extraordinary Resolution in* accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.31, producing a sum of (for Notes not denominated in Euro):	EUR 65,500,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 7 March 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,550

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided Commission de surveillance du secteur financier in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0351577357

(iii)	Common Code:	035157735
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	*Private Placement number*	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names *(and addresses)* of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	*Deutsche Bank AG, London Branch* Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom

General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum *amount of application:*	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be	Not Applicable

made public:

(viii)	*Procedure for exercise of any* right of pre-emption, the negotiability of subscription *rights and the treatment of* subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1837A

TRANCHE NO: 1

EUR 10,000,000 Floating Rate Notes 2008 due 20 March 2013

Issue Price: 100.00 per cent.

CITI

The date of these Final Terms is 28 February 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 14, 2007 (the "Offering Circular"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the notes must determine the suitability of that investment in the light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1837A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	3 March 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	The Specified Interest Payment Date falling on or nearest to March 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3-month EURIBOR - 0.04 per cent. Floating Rate (further details specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from (and including) the Issue Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	20 March, 20 June, 20 September and 20 December in each year from (and including) 20 March 2008. There will be a short first coupon in respect of the period commencing on and including the Issue Date to (but excluding) 20 March 2008
	(iii) Business Day Convention:	*Modified Following Business Day Convention*
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	Not Applicable

	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
		- Reference Rate:	Not Applicable
		- Interest Determination Date:	Not Applicable
		- Relevant Screen Page:	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
		- Floating Rate Option:	EUR-EURIBOR-Reuters
		- Designated Maturity:	3 months For the avoidance of doubt the Designated Maturity for the Interest Period from and including the Issue Date to but excluding 20 March 2008 shall be the interpolated rate of 2 week and 3 week EUR-EURIBOR-Reuters minus the Margin.
		- Reset Date:	The first day of each Interest Period
		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x)	Margin(s): -	0.04 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency Condition 7(g) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	*Other terms or special conditions:*	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable

	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Luxembourg Stock Exchange
	(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 3 March 2008
	(iii)	Estimate of total expenses related to admission to trading:	EUR 1,975
2	**Ratings**		
	Rating:		The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. . As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financiére et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych I Giełd in Poland and Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0345691694
(iii)	Common Code:	034569169
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company:	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different form Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

6 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED
2008 MAY 19 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a *coöperatie* formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1706A
TRANCHE NO: 2
NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2008 due 14 May 2010

(to be consolidated and form a single series with the Issuer's NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010 issued on 27 February 2007)

Issue Price: 100.345 per cent. (plus 261 days' accrued interest from and including 14 May 2007 to but excluding 30 January 2008)

Deutsche Bank **Rabobank International**

The date of these Final Terms is 28 January 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**2006 Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 31 May 2006 (the "**2006 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007 (the "**2007 Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2006 Conditions set forth in the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2006 Conditions set forth in the 2006 Offering Circular and the 2007 Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2006 Conditions set forth in the 2006 Offering Circular and the 2007 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2006 Offering Circular and the 2007 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of this investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1706A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 500,000,000 (to be consolidated and form a single series with the Issuer's NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010 issued on 27 February 2007)
5	Issue Price:		100.345 per cent. of the Aggregate Nominal Amount plus 261 days' accrued interest from and including 14 May 2007 to but excluding 30 January 2008
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	30 January 2008

	(ii)	*Interest Commencement Date (if different from the Issue Date):*	14 May 2007
8	Maturity Date:		14 May 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions:		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 May in each year commencing on 14 May 2008 and ending on the Maturity Date subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amounts:	NOK 500.00 per NOK 10,000 in nominal amount and NOK 2,500.00 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions:		Not Applicable
18	Zero Coupon Note Provisions:		Not Applicable
19	Index Linked Interest Note		Not Applicable

	Provisions:	
20	Equity Linked Interest Note Provisions:	Not Applicable
21	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	*Call Option:*	Not Applicable
23	*Put Option:*	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note:	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount:	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN Code, Common Code and German WKN-code will be those set out in paragraphs 11(i)(a), 11(ii)(a) and 11(iv)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 5.00 per cent. Fixed Rate Notes 2007 due 14 May 2010 issued on 27 February 2007, and the ISIN Code, Common Code and German WKN-code will be those set out in paragraphs 11(i)(b), 11(ii)(b) and 11(iv)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Oslo and TARGET subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL *United Kingdom* **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB *United Kingdom*
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG, London Branch
	(iii)	Managers' Commission:	Combined management and underwriting commission of 0.125 per cent. and selling concession of 1.000 per cent., in each case of the Aggregate Nominal Amount
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NOK 1.00: Euro 0.127255, producing a sum of (for Notes not denominated in Euro):	Euro 63,627,500
43	In the case of Notes listed on *Eurolist by Euronext Amsterdam N.V.*:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 30 January 2008.
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,230

2 RATING

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an *Aaa rating means that the Notes are judged* to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ *rating* means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save for any commission payable to the Dealers as set out in item 36(iii) of Part A of these Final Terms, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 513,827,868.85 *(including 261 days' accrued interest)*
(iii)	Estimated total expenses:	NOK 5,625,000 (comprising selling concession and combined management and underwriting commission only)

6 YIELD

Indication of yield: 4.826 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code:	XS0340425510
	(b) Permanent ISIN Code:	XS0288025447
(ii)	(a) Temporary Common Code:	034042551
	(b) Permanent Common Code:	028802544
(iii)	Fondscode:	Not Applicable
(iv)	(a) Temporary German WKN-code:	A0TPVP
	(b) Permanent German WKN-code:	A0LNH1
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable

(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1877A

TRANCHE NO: 1

USD 6,000,000 Fixed Rate to CMS Linked Callable Notes 2008 due 23 April 2023

Issue Price: 100.00 per cent.

CITI

The date of these Final Terms is 21 April 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in the light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1877A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 6,000,000
	(ii)	Tranche:	USD 6,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 10,000
7	(i)	Issue Date:	23 April 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		23 April 2023

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing to Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate for the period from, and including, the Issue Date to, but excluding, 23 April 2009 (the "Fixed Rate Period"). Thereafter Floating Rate Interest for the period from, and including, 23 April 2009 to, but excluding, the Maturity Date (the "Floating Rate Period").
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable for the Fixed Rate Period
	(i) Rate of Interest:	8.00 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	23 October 2008 and 23 April 2009
	(iii) Fixed Coupon Amount:	USD 400 per USD 10,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Applicable for the Floating Rate Period

(i)	Interest Period(s):	The period from and including 23 April 2009 to but excluding the first Specified Interest Payment Date and each successive period thereafter from and including a Specified Interest Payment Date to but excluding the next succeeding Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	23 April and 23 October in each year from and including 23 October 2009 to and including the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	New York and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination The Interest Amount payable on each Specified Interest Payment Date will be determined in accordance with the following formula: **50 x (CMS30 – CMS10)** subject to the Minimum Rate of Interest specified in item 17(xi) and the Maximum Rate of Interest specified in item 17(xii) below.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	- Reference Rate:	CMS30 and CMS10 "**CMS 30**" means the 30 year 30/360 USD Semi-annual Constant Maturity Swap Rate which appears on Reuters page ISDAFIX1 (or such other page as may replace such page on that service) as of 11:00 a.m. New York time on the Interest Determination Date. "**CMS10**" means the 10 year 30/360 USD Semi-annual Constant Maturity Swap Rate which appears on Reuters page ISDAFIX1 (or such other page as may replace such page on that service) as of 11:00 a.m. New York time on the Interest Determination

			Date.
		- Interest Determination Date:	Two U.S. Government Securities Business Days prior to the first day of each Interest Period. **"U.S. Government Securities Business Day"** means any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
		- Relevant Screen Page:	Reuters page ISDAFIX1 (or such other page as may replace such page on that service) as of 11:00 a.m. New York time on the Interest Determination Date.
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
		- Floating Rate Option:	Not Applicable
		- Designated Maturity:	Not Applicable
		- Reset Date:	Not Applicable
		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Zero per cent. per annum
	(xii)	Maximum Rate of Interest:	12.00 per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If Reuters Screen ISDAFIX1 Page is cancelled or unavailable, the fall back provisions as set out under the definition of "USD-ISDA-Swap Rate" (as defined in the Annex to the ISDA Definitions) shall apply with a Designated Maturity (as set out in such Definitions) of 30 years and 10 years, as applicable.
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each Interest Payment Date and Specified Interest Payment Date from and including 23 October 2008 to and including 23 October 2022
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 10,000 per Note of USD 10,000 Specified Denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than 5 (five) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 10,000 per Note of USD 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes, for the Fixed Rate Period No, for the Floating Rate Period
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency Condition 7(g) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Registered Notes** Unrestricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the Unrestricted Global Certificate
	New Global Notes	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York and London, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:		Not Applicable
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.640000, producing a sum of (for Notes not denominated in Euro):	Euro 3,840,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. Reasons of the offer, estimated net proceeds and total expenses

(i) Reasons for the offer:	Banking business
(ii) Estimated net proceeds:	USD 6,000,000
(iii) Estimated total expenses:	Not Applicable

6. Yield *(Fixed Rate Notes only)*

Not Applicable

7. Historic interest rates *(Floating Rate Notes only)*

Details of historic CMS rates can be obtained from the Reuters Screen ISDAFIX1 page.

8. Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9. Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10. Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0357378123
(iii)	Common Code:	035737812
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment

(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different form Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12. General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1835A
TRANCHE NO: 1
EUR 25,000,000 Floating Rate Notes 2008 due 14 March 2011

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 11 February 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1835A
	(ii) Tranche Number	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	The Aggregate Nominal Amount of the Notes will depend on the demand for the Notes during the subscription period. Any increase or decrease will be published as soon as practicable after close of the subscription period (as further set out in Part B item 12 (vii)).
	(i) Series:	EUR 25,000,000
	(ii) Tranche:	EUR 25,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 1,000
7	(i) Issue Date:	14 March 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	Interest Payment Date falling on or nearest to 14 March 2011

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	EUR-EURIBOR-Telerate – 0.40 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	14 March, 14 June, 14 September and 14 December in each year, commencing on 14 June 2008 and ending on 14 March 2011
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula: 3 month EUR-EURIBOR-Telerate - 0.40 per cent. payable quarterly in arrears
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition	Not Applicable

		1(a)):	
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
		- Floating Rate Option:	EUR-EURIBOR-Telerate
		- Designated Maturity:	3 months
		- Reset Date:	The first Business Day of each Interest Period
		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(x)	Margin(s):	- 0.40 per cent.
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Managers(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Rabobank sells these Notes to the Dealer and other financial institutions at a discount to the Issue Price or rebates to them for their account some proportion of the Issue Price. Further information is available on request.
37	If non-syndicated, name and address of Dealer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		From and including 11 February 2008 9.00 Amsterdam time to and including 7 March 2008 15.00 (Amsterdam time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 14 March 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,625

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons of the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 24,975,000
(iii)	Estimated total expenses:	EUR 25,000

6 Yield *(Fixed Rate Notes only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters EURIBOR01.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0345054547
(iii)	Common Code:	034505454
(iv)	Fondscode:	622205
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement Number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company:	Not Applicable
(viii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

(x) Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 9.00 (Amsterdam time) on 11 February 2008 and close at 15.00 (Amsterdam time) on 7 March 2008 or such earlier or later date or time as the Issuer may determine and will be announced by or on behalf of the Issuer in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*) and in a Dutch newspaper having national distribution in The Netherlands. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned publications.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	Subscriptions in excess of the Aggregate Nominal Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced in the abovementioned publications. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1881A
TRANCHE NO: 1

AUD 150,000,000 7.50 per cent. Fixed Rate Notes 2008 due 28 April 2011 (the "Notes")

Issue Price: 100.955 per cent.

TD Securities
ABN AMRO
Bank Vontobel AG
Deutsche Bank
KBC International Group

Rabobank International
Bank Sarasin & Co. Ltd, Basel
Daiwa Securities SMBC Europe
ING Wholesale Banking
UBS Investment Bank

Zurich Cantonalbank

The date of these Final Terms is 24 April 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 14 May 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1881A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollar ("AUD")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 150,000,000
5	Issue Price:		100.955 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		AUD 1,000
7	(i)	Issue Date:	28 April 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 April 2011

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	28 April in each year commencing on 28 April 2009 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 75 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7 (i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes:	No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Bank Sarasin & Co. Ltd., Basel
Elisabethenstrasse 62,
Postfach
CH-4002 Basel
Switzerland

Bank Vontobel AG
Gotthardstrasse 43
CH-8001 Zurich
Switzerland

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

ING Belgium SA/NV
Avenue Marnix 24
B-1000 Brussels
Belgium

KBC Bank NV
Havenlaan 12
GKD/8742
1080 Brussels
Belgium

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Zurich Cantonalbank

			Cantonalbanks of Switzerland c/o Zürcher Kantonalbank Bahnhofstrasse 9 CH-8001 Zurich Switzerland
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		None
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.581395 producing a sum of (for Notes not denominated in Euro):	Euro 87,209,250
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 28 April 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,780

2 Ratings

Rating: The Notes have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 14 May 2007 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by provided on 16 May 2007 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Managers on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 149,325,000
(iii)	Estimated total expenses:	AUD 2,107,500 (comprising of AUD 45,000 Managers' expenses and AUD 2,062,500 selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	7.135 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	ISIN Code:	XS0359357034
(iii)	Common Code:	035935703
(iv)	Fondscode:	Not Applicable
(v)	German WKN Code:	A0TUC9
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 28 April 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1879A
TRANCHE NO: 1
£200,000,000 5.00 per cent. Fixed Rate Notes 2008 due 11 April 2011 (the "Notes")

Issue Price: 99.880 per cent.

The Royal Bank of Scotland

The date of these Final Terms is 9 April 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the **'Offering Circular'**) dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **'Prospectus Directive'**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1879A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£200,000,000
	(ii)	Tranche:	£200,000,000
5	Issue Price:		99.880 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		£1,000
7	(i)	Issue Date:	11 April 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		11 April 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 April in each year commencing on 11 April 2009 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	£50.00 per £1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	£1,000 per Note of £1,000 Specified Denomination

25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additioanl Disruption Event (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes:	No
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, subject to Condition 10(h)(A)
30	Talons for future Coupons or	No

	Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Combined management, underwriting and selling commission of 0.05 per cent. of the Aggregate Nominal Amount of Notes
37	If non-syndicated, name and address of Dealer:		The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.270000 producing a sum of (for Notes not denominated in Euro):	Euro 254,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 11 April 2008.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,005

2 RATING

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych I Gield in Poland and the Finanstilsynet in Denmark with a certificate of

approval attesting that the 2007 Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	£199,660,000.00
(iii)	Estimated total expenses:	£100,000 (comprising Dealers' commission only)

6 YIELD

Indication of yield:	5.048 per cent. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0357252450
(iii)	Common Code:	035725245
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	*Private Placement number*	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	*Names and addresses of* additional Paying/Deliver Agent(s) (if any):	*Not Applicable*
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen - Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 GENERAL

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable

(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1683A
TRANCHE NO: 2
AUD 50,000,000 6.25 per cent. Fixed Rate Notes 2008 due 30 July 2010 (the "Notes")
(to be consolidated and form a single series with the Issuer's AUD 200,000,000 6.25 per cent. Fixed Rate Notes 2007 due 30 July 2010 issued on 30 January 2007)

Issue Price: 98.525 per cent. (plus 254 days' accrued interest from and including 30 July 2007 to but excluding 9 April 2008)

ABN AMRO **Rabobank International**

The Royal Bank of Scotland

The date of these Final Terms is 7 April 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**2006 Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 31 May 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007 (the "**2007 Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2006 Conditions. The 2006 Conditions are incorporated by reference in, and thereby form a part of, the 2007 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2006 Conditions and the 2007 Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2006 Conditions and the 2007 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2006 Conditions and the 2007 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial advisor) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact of this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1683A
	(ii)	Tranche Number	2
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 250,000,000
	(ii)	Tranche:	AUD 50,000,000 (to be consolidated and form a single series with the Issuer's AUD 200,000,000 6.25 per cent. Fixed Rate Notes 2007 due 30 July 2010 issued on 30 January 2007, on certification as to non-US beneficial ownership which is expected to be not less than 40 days after the Issue Date)
5	Issue Price:		98.525 per cent. of the Aggregate Nominal Amount plus 254 days' accrued interest from and including 30 July 2007 to but excluding 9 April 2008
6	Specified Denominations:		AUD 1,000

7	(i)	Issue Date:	9 April 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 July 2007
8	Maturity Date:		30 July 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	*Method of distribution:*		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	30 July in each year adjusted in accordance with Condition 10(h)(A) wherein the definition for "Business Day" shall include Melbourne as a principal financial centre
	(iii)	Fixed Coupon Amount (s):	AUD 62.50 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA) unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the Temporary ISIN Code and Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note (on certification as to non-US beneficial ownership which is expected to be not less than 40 days after the Issue Date), the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 6.25 per cent. Fixed Rate Notes due 30 July 2010 issued on 30 January 2007, and the ISIN Code and Common Code will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B of these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Sydney and Melbourne subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes (amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment):	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	**ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom
(ii)	Stabilising Manager(s) (if any):	ABN AMRO Bank N.V.
(iii)	Managers' Commission:	1 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Manager:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.585253, producing a sum of (for Notes not denominated in Euro):	Euro 29,262,650
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 9 April 2008 (the Issuer's original AUD 200,000,000 6.25 per cent. Fixed Rate Notes 2007 due 30 July 2010 issued on 30 January 2007 already having been admitted to trading on the Luxembourg Stock Exchange's regulated market)
(iii)	Estimate of total expenses related to admission to trading:	€400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Finanstilsynet* in Denmark and the *Komisja Papierów Wartosciowych Gield* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	AUD 50,868,715.85 (including 254 days' accrued interest)
(iii)	Estimated total expenses:	AUD 562,500 (comprising selling concession and combined management and underwriting commission only).

6 Yield (Fixed Rate Notes Only)

Indication of yield:	6.942 per cent. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)[1]

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0357251643
	(b) ISIN Code:	XS0281529148
(iii)	(a) Temporary Common Code:	035725164

		(b) Common Code	028152914
	(iv)	Fondscode:	Not Applicable
	(v)	German WKN-code:	Not Applicable
	(vi)	Private Placement number:	Not Applicable
	(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(viii)	Delivery:	Delivery against payment
	(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

(i)	Tradeable Amount:	Not Applicable
(ii)	Time period during which the offer is open:	30 days from 9 April 2008
(iii)	Description of the application process:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED
2008 MAY 19 A 9:23
OFFICE OF ...

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1874A
TRANCHE NO: 1
USD 25,000,000 Multi-Callable Capped Floating Rate Notes 2008 due 16 April 2014

Issue Price: 100.00 per cent.

J.P. Morgan Securities Ltd.

The date of these Final Terms is 14 April 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the notes must determine the suitability of that investment in the light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1874A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	16 April 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		16 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		3-month USD LIBOR plus 0.28 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Provisions		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	16 January, 16 April, 16 July and 16 October in each year commencing on 16 July 2008 and ending on the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	London and New York
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
	-	Floating Rate Option:	USD-LIBOR-BBA
	-	Designated Maturity:	3-months
	-	Reset Date:	First day of the Interest Period
	-	ISDA Definitions: (if different from those set	Not Applicable

	out in the Conditions)	
(x)	Margin(s):	Plus 0.28 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	In respect of the period from and including the Issue Date to but excluding 16 April 2009: 3.75 per cent. per annum In respect of the period from and including 16 April 2009 to but excluding 16 April 2010: 4.75 per cent. per annum In respect of the period from and including 16 April 2010 to but excluding 16 April 2011: 5.75 per cent. per annum In respect of the period from and including 16 April 2011 to but excluding the Maturity Date: 6.50 per cent. per annum
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Applicable
	(i) Optional Redemption Dates:	16 January, 16 April, 16 July and 16 October in each year from and including 16 July 2008 up to and including 16 January 2014
	(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount:	USD 100,000 per Note of USD 100,000 Specified Denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) New York and London Business Days prior to the relevant Optional Redemption Date
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked	USD 100,000 per Note of USD 100,000 Specified Denomination

	Redemption Notes) of Each Note	
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Distruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	*Financial Centre(s) (Condition 10(h))* or other special provisions relating to payment dates:	London and New York, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding *Condition 17*, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	*If syndicated, names and addresses of* Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
38		Applicable TEFRA exemption:	D Rules

39	Additional selling restrictions:	Peoples Republic of China: The Offering Circular and these Final Terms do not constitute a public offer of the Notes, whether by way of sale or subscription, in mainland China. Neither the Offering Circular nor these Final Terms nor any material or information contained or incorporated by reference therein or herein has been submitted to or approved by the China Securities Regulatory Commission or any other relevant governmental authority in China, and may not be supplied to the public in China or used in connection with any public offer to sell or the solicitation of the public of an offer to buy any securities in China. The Notes are not being offered and may not be offered or sold directly or indirectly in mainland China to, or for the benefit of, legal or natural persons of mainland China, save to such persons which have obtained or been granted the requisite consents, licences and all other necessary approvals of whatever nature by the relevant regulatory and governmental bodies in China in relation to the purchase of the Notes (together, "**Consents**"), and are accordingly authorised to engage in the purchase of the Notes being hereby offered or sold (a "**Permitted Purchaser**"). According to the laws and regulatory requirements of China, the Notes may only be offered or sold to natural or legal persons in Taiwan, Hong Kong or Macau or any country or region other than mainland China by means of the Offering Circular and these Final Terms or otherwise (save for an offer or sale to a Permitted Purchaser). Investors in China are responsible for obtaining all such Consents, including, but not limited to, any which may be required from the State Administration of Foreign Exchange and / or the China Banking Regulatory Commission, and complying with all applicable foreign exchange regulations in China.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.6414141, *producing a sum of* (for Notes not denominated in Euro):	Euro 16,035,350
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with *minimal credit risk*. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not *significantly vulnerable to foreseeable events*.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0357114734
(iii)	Common Code:	035711473
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	*Description of the possibility to reduce* subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1873A
TRANCHE NO: 1
USD 30,000,000 Callable Capped Floating Rate Notes 2008 due 17 April 2014

Issue Price: 100 per cent.

UBS Limited

The date of these Final Terms is 15 April 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 [which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1873A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	17 April 2008
	(ii)	Interest Commencement Date:	Not Applicable
8	*Maturity Date:*		Specified Interest Payment Date falling on or nearest to April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3 month USD LIBOR + 0.33 per cent. Floating Rate (further particulars specified below)
11	*Redemption/Payment Basis:*	*Redemption at par*
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	*Issuer Call* (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the next Specified Interest Payment Date and each subsequent period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	17 January, 17 April, 17 July and 17 October in each year from and including 17 July 2008 up to and including the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	New York and London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii) Screen Rate Determination (Condition 1(a)):	Not Applicable

(ix)	ISDA Determination (Condition 1(a)):	Applicable
-	Floating Rate Option:	USD-LIBOR-BBA
-	Designated Maturity:	3 months
-	Reset Date:	First Business Day of each Interest Period
-	ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x)	*Margin(s)*:	+ 0.33 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	For the Interest Periods falling within the period from (and including) the Issue Date to (but excluding) 17 April 2009: 3.75 per cent. per annum; For the Interest Periods falling within the period from (and including) 17 April 2009 to (but excluding) 17 April 2010: 4.75 per cent. per annum; For the Interest Periods falling within the period from (and including) 17 April 2010 to (but excluding) 17 April 2011: 6.00 per cent. per annum; and For the Interest Periods falling within the period from (and including) 17 April 2011 to (but excluding) the Maturity Date: 6.50 per cent. per annum.
(xiii)	Day Count Fraction (Condition 1(a)):	*30/360 (adjusted)*
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
(i)	Optional Redemption	The Issuer may redeem the Notes in whole but not

		Date(s):	in part on each Specified Interest Payment Date commencing on 17 July 2008 to, and including, the Specified Interest Payment Date falling in January 2014.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Note of USD 100,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 100,000 per Note of USD 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	*Unmatured Coupons to* become void upon early redemption (Bearer Notes only) (Condition 10(f)):	*Yes*

(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York and London, subject to Condition 10(h)(B), save in respect of the wording 'nor to any interest or other sum in respect of such early or postponed payment', which is deemed to be deleted for the purpose of these Final Terms
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination,	Not Applicable

	renominalisation and reconventioning provisions	
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.641414, producing a sum of (for Notes not denominated in Euro):	EUR 19,242,420
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0357291359
(iii)	Common Code:	035729135
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	A0TTUB

(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1876A

TRANCHE NO: 1

JPY5,000,000,000 Floating Rate Notes 2008 due 18 April 2013 (the "Notes")

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 15 April 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in the light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1876A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY5,000,000,000
	(ii)	Tranche:	JPY5,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		JPY100,000,000 The Notes will not be subdivided or re-issued in a smaller denomination.
7	(i)	Issue Date:	17 April 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	18 April 2008
8	Maturity Date:		18 April 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3 month JPY-LIBOR-BBA + 0.21 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		*Not Applicable*

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	*Date approval for issuance of* Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	18 January, 18 April, 18 July and 18 October in each year, from and including 18 July 2008 to and including the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Tokyo, London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
	-	Floating Rate Option:	JPY-LIBOR-BBA
	-	Designated Maturity:	Three months
	-	Reset Date:	The first day of each Interest Period
		ISDA Definitions *(if different from those set out in the Conditions):*	2006 ISDA Definitions apply.
	(x)	Margin(s):	*+ 0.21 per cent. per annum*
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The resultant Interest Amount per Specified Denomination payable on each Specified Interest Payment Date shall be rounded to the nearest whole JPY, with one half of one JPY being rounded up

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	JPY100,000,000 per Note of JPY100,000,000 Specified Denomination
25	**Final Redemption Amount (Equity *Linked Redemption Notes*)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Tokyo, London and TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	*Other terms or special conditions:*	*So long as Bearer Notes are represented by a* temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Manager's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 The North Colonnade, Canary Wharf, London E14 4BB, United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		In the text under "Selling Restrictions - Japan" of the Offering Circular, "the Securities and Exchange Law of Japan (the "Securities and Exchange Law")" shall be replaced with "the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law")".
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.006272, producing a sum of (for Notes not denominated in Euro):	EUR 31,360,000
43	In the case of Notes listed on *Eurolist* by Euronext Amsterdam N. .:	*Not Applicable*

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________________

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0357399988
(iii)	Common Code:	035739998
(iv)	*Fondscode:*	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	*Delivery:*	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Deutsche Bank AG, London (the Issuer's Calculation Agent) as stated in the Offering Circular
5	**General**	
(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1643A

TRANCHE NO.: 4

EUR 100,000,000 3.750 per cent. Fixed Rate Notes 2008 due 15 September 2009

(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006, the Issuer's EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006 and the Issuer's EUR 450,000,000 3.750 per cent. Fixed Rate Notes 2007 due 15 September 2009 issued on 26 February 2007)

Issue Price: 99.210 per cent. (plus 215 days' accrued interest from and including 15 September 2007 to but excluding 17 April 2008)

Rabobank International

The date of these Final Terms is 15 April 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular May 31, 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (the "**2006 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 14, 2007 (the "**2007 Offering Circular**"), which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the 2006 Offering Circular. *Full information on the Issuer and the offer of the Notes is only* available on the basis of the combination of these Final Terms, the 2006 Offering Circular and the 2007 Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the 2006 Offering Circular and the 2007 Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the 2006 Offering Circular and the 2007 Offering Circular, contains all information that is material in the context of the issue of the Notes. The 2006 Offering Circular and the 2007 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1643A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 2,800,000,000
	(ii)	Tranche:	EUR 100,000,000
			(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006, the Issuer's EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006 and the Issuer's EUR 450,000,000

		3.750 per cent. Fixed Rate Notes 2007 due 15 September 2009 issued on 26 February 2007)
5	Issue Price:	99.210 per cent. of the Aggregate Nominal Amount plus 215 days' accrued interest from and including 15 September 2007 to but excluding 17 April 2008
6	Specified Denominations:	EUR 1,000
7	(i) Issue Date:	17 April 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	15 September 2007
8	Maturity Date:	15 September 2009
9	Domestic Note: (if Domestic Note, there will *be no gross-up for withholding tax*):	No
10	Interest Basis:	3.750 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.750 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 September in each year commencing on 15 September 2008 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	EUR 37.50 per EUR 1,000 in nominal *amount*

	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006, the EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006 and the EUR 450,000,000 3.750 per cent. Fixed Rate Notes 2007 due 15 September 2009 issued on 28 February 2007 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Rabobank International Thames Court One Queenhithe London EC4V 3RL United Kingdom If the sole Manager in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	*Dealers' Commission:*	Not Applicable
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 17 April 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych i Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms

with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 101,412,868.85
(iii)	Estimated total expenses:	None

6 Yield (Fixed Rate Notes Only)

Indication of yield:	4.324 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	(a) Temporary ISIN Code:	XS0358848405
	(b) ISIN Code:	XS0267319761
(ii)	(a) Temporary Common Code:	035884840
	(b) Common Code:	026731976

	(iii)	(a) Temporary Fondscode:	628222
		(b) Fondscode:	15833
	(iv)	German WKN-code:	A0TT5R
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED

2008 MAY 19 A 9:23

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1871A
TRANCHE NO: 1

CHF 200,000,000
3.00 per cent. Fixed Rate Notes 2008 due February 6, 2012 (the "Notes")

Issue Price: 100.389 per cent.

ABN AMRO BANK N.V., AMSTERDAM, ZURICH BRANCH
BANK SARASIN & CO. LTD
THE ROYAL BANK OF SCOTLAND PLC
CREDIT SUISSE
BANK VONTOBEL AG
RAIFFEISEN SWITZERLAND COOPERATIVE
PICTET & CIE

The date of these Final Terms is April 29, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated April 29, 2008 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "**Listing Prospectus**"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Beethovenstrasse 33, P.O. Box 5239, 8022 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1871A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Swiss Francs ("CHF")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 200,000,000
	(ii)	Tranche:	CHF 200,000,000
5	Issue Price:		100.389 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 5,000 and integral multiples thereof
7	(i)	Issue Date:	May 6, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		February 6, 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	February 6 in each year
	(iii) Fixed Coupon Amount:	CHF 150.00 per CHF 5,000 in nominal amount
	(iv) Broken Amount:	CHF 112.50 per CHF 5,000 in nominal amount in respect of the first Interest Period
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 5,000 per Note of CHF 5,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) and /or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Note:	No
		The Notes will be represented by a Permanent Global Note (the **"Permanent Global Note"**) substantially in the form attached to the supplemental agency agreement dated April 29, 2008 (the **"Supplemental Agency Agreement"**) between the Issuer, ABN AMRO Bank N.V., Amsterdam, Zurich Branch in its capacity as the principal Swiss paying agent (the **"Principal Swiss Paying Agent"**) and others. The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if

the Principal Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after consultation with the Issuer, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland (**"SIS SegaInterSettle AG"**, which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in Swiss francs), the Issuer will at all times maintain a Paying Agent having a specified office in

			Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
	(iii)	Notices:	So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of the SWX Swiss Exchange (www.swx.com), or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Condition 17 shall be construed accordingly

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	***Joint-Lead Managers:*** ABN AMRO Bank N.V., Amsterdam, Zurich Branch Beethovenstrasse 33 CH-8002 Zurich, Switzerland Bank Sarasin & Co. Ltd Elisabethenstrasse 62 CH-4002 Basel, Switzerland The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR, United Kingdom ***Co-Lead Managers:*** Credit Suisse Paradeplatz 8 CH-8070 Zurich, Switzerland Bank Vontobel AG Bahnhofstrasse 3 CH-8022 Zurich, Switzerland Raiffeisen Switzerland Cooperative Raiffeisenplatz CH-9000 St. Gall, Switzerland Pictet & Cie 29, Boulevard Georges-Favon CH-1204 Geneva, Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

	(iii) Managers' Commission:	0.750 per cent. selling concession and combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice.
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.635000 producing a sum of (for Notes not denominated in Euro):	Euro 127,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the SWX Swiss Exchange with effect from May 2, 2008.
(iii)	Estimate of total expenses related to admission to trading:	CHF 9,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 199,153,000
(iii)	Estimated total expenses:	CHF 1,625,000 (comprising CHF 125,000 expenses and CHF 1,500,000 selling concession and combined management and underwriting commission)

6 **Yield** *(Fixed Rate Notes Only)*

Indication of yield:	2.8913 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate(s) of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0039197527
(iii)	Common Code:	035691154
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities *Services Corporation in Olten, Switzerland* Swiss Security Number: 3919752
(viii)	Delivery:	Delivery against payment
(ix)	*Names and addresses of* additional Paying/ Delivery Agent(s) (if any):	ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Beethovenstrasse 33, CH-8002 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Principal Swiss Paying Agent.

		ABN AMRO Bank (Schweiz) AG, Bank Sarasin & Co. Ltd, Credit Suisse, Bank Vontobel AG, Raiffeisen Switzerland Cooperative and Pictet & Cie shall act as paying agents in Switzerland (the "**Swiss Paying Agents**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Paying Agents shall be deemed to be references to the *Principal* Swiss Paying Agent and the Swiss Paying Agents.
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1871A
TRANCHE NO: 2

CHF 100,000,000
3.00 per cent. Fixed Rate Notes 2008 due February 6, 2012 (the "Notes")

Issue Price: 100.58 per cent.

ABN AMRO BANK N.V., AMSTERDAM, ZURICH BRANCH
BANK SARASIN & CO. LTD
THE ROYAL BANK OF SCOTLAND PLC
CREDIT SUISSE
BANK VONTOBEL AG
RAIFFEISEN SWITZERLAND COOPERATIVE
PICTET & CIE

The date of these Final Terms is April 29, 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the listing prospectus dated April 29, 2008 prepared by the Issuer in connection with the listing of the Notes on the SWX Swiss Exchange (the "**Listing Prospectus**"), contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu. The Listing Prospectus is available for viewing at, and copies may be obtained from, ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Beethovenstrasse 33, P.O. Box 5239, 8022 Zurich, Switzerland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1871A
	(ii)	Tranche Number	2
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate Nominal Amount:		
	(i)	Series:	CHF 300,000,000
	(ii)	Tranche:	CHF 100,000,000
5	Issue Price:		100.58 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		CHF 5,000 and integral multiples thereof
7	(i)	Issue Date:	May 6, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		February 6, 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	February 6 in each year
	(iii) Fixed Coupon Amount:	CHF 150.00 per CHF 5,000 in nominal amount
	(iv) Broken Amount:	CHF 112.50 per CHF 5,000 in nominal amount in respect of the first Interest Period
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 5,000 per Note of CHF 5,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) and /or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Note:	No
		The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated April 29, 2008 (the "**Supplemental Agency Agreement**") between the Issuer, ABN AMRO Bank N.V., Amsterdam, Zurich Branch in its capacity as the principal Swiss paying agent (the "**Principal Swiss Paying Agent**") and others. The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if

the Principal Swiss Paying Agent deems the printing of Definitive Notes to be necessary or useful, after consultation with the *Issuer*, or if, under Swiss or any other applicable laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of the SWX Swiss Exchange.

The Permanent Global Note shall be deposited with SIS SegaInterSettle AG, the Swiss Securities Services Corporation located in Olten, Switzerland ("**SIS SegaInterSettle AG**", which expression shall include any other clearing institution recognized by the SWX Swiss Exchange) until final redemption of the Notes or the exchange of the Permanent Global Note for Definitive Notes. The Permanent Global Note will document the right to receive principal and interest thereon and all other rights and obligations in connection therewith.

So long as the Notes are represented by the Permanent Global Note, each Noteholder shall be the beneficial holder of an interest in the Permanent Global Note to the extent of the amount (determined on the basis of statements of account provided by SIS SegaInterSettle AG) of their investment therein. In accordance with the regulations of the SWX Swiss Exchange, Noteholders do not have the right to request the printing and delivery of Definitive Notes.

Should the Definitive Notes and Coupons be printed, the Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Zurich subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss francs in Zurich releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in Swiss francs), the Issuer will at all times maintain a Paying Agent having a specified office in

			Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
	(iii)	Notices:	So long as the Notes are listed on the SWX Swiss Exchange and so long as the rules of the SWX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of the SWX Swiss Exchange (www.swx.com), or (ii) by publication in a daily newspaper with national circulation in Switzerland, expected to be the "Neue Zürcher Zeitung", or (iii) otherwise in accordance with the regulations of the SWX Swiss Exchange. Condition 17 shall be construed accordingly

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	***Joint-Lead Managers:*** ABN AMRO Bank N.V., Amsterdam, Zurich Branch Beethovenstrasse 33 CH-8002 Zurich, Switzerland Bank Sarasin & Co. Ltd Elisabethenstrasse 62 CH-4002 Basel, Switzerland The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR, United Kingdom ***Co-Lead Managers:*** Credit Suisse Paradeplatz 8 CH-8070 Zurich, Switzerland Bank Vontobel AG Bahnhofstrasse 3 CH-8022 Zurich, Switzerland Raiffeisen Switzerland Cooperative Raiffeisenplatz CH-9000 St. Gall, Switzerland

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.750 per cent. selling concession and combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice.
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.635000 producing a sum of (for Notes not denominated in Euro):	Euro 63,500,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SWX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the SWX Swiss Exchange with effect from May 2, 2008.
(iii)	Estimate of total expenses related to admission to trading:	CHF 1,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CHF 99,830,000
(iii)	Estimated total expenses:	CHF 750,000 selling concession and combined management and underwriting commission

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.8913 per cent. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	Temporary ISIN Code (prior to payment date):	CH0039486433
	ISIN Code (from and including payment date):	CH0039197527
(iii)	Temporary Common Code (prior to payment date):	035870946
	Common Code: (from and including payment date)	035691154
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIS SegaInterSettle AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number (prior to payment date): 3948643

		Swiss Security Number (from and including payment date): 3919752
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	ABN AMRO Bank N.V., Amsterdam, Zurich Branch, Beethovenstrasse 33, CH-8002 Zurich, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Principal Swiss Paying Agent. ABN AMRO Bank (Schweiz) AG, Bank Sarasin & Co. Ltd, Credit Suisse, Bank Vontobel AG, Raiffeisen Switzerland Cooperative and Pictet & Cie shall act as paying agents in Switzerland (the "**Swiss Paying Agents**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Paying Agents shall be deemed to be references to the Principal Swiss Paying Agent and the Swiss Paying Agents.
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1534A
TRANCHE NO: 6

AUD 50,000,000 5.50 per cent. Notes 2008 due 27 January 2010 (the "Notes") (to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006, the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007, the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued 25 January 2008 and the AUD 50,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued on 20 March 2008)

Issue Price: 99.025 per cent.

(plus 95 days' accrued interest from

and including 27 January 2008 to but excluding 1 May 2008)

TD Securities

The date of these Final Terms is 29 April 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the offering circular dated 11 July 2005, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, the supplemental Offering Circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and the supplemental Offering Circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the "**2005 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the 2005 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2005 Offering Circular and the Offering Circular dated 14 May 2007. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1534A
	(ii)	Tranche Number:	6
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible	(to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006, the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007, the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued 25 January 2008 and the AUD 50,000,000

		5.50 per cent. Notes 2008 due 27 January 2010 issued on 20 March 2008)
3	Specified Currency or Currencies:	Australian Dollar ("AUD")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 600,000,000
	(ii) Tranche:	AUD 50,000,000
5	Issue Price:	99.025 per cent. of the Aggregate Nominal Amount plus 95 days' accrued interest from and including 27 January 2008 to but excluding 1 May 2008
6	Specified Denominations:	AUD 1,000
7	(i) Issue Date:	1 May 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	27 January 2008
8	Maturity Date:	27 January 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 January in each year commencing on 27 January 2009 and ending on the Maturity Date.
	(iii) Fixed Coupon Amount(s):	AUD 55 per AUD 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)

	(vi)	Determination Date(s) (Condition 1(a)):	*Interest* Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the Temporary Global Note, the Temporary ISIN, Temporary Common Code and Temporary WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a), and 11(v)(a) of Part B of these Final Terms. Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes 2006 due 27 January 2010 issued on 30 March 2006, the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007, the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued 25 January 2008 and the AUD 50,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued on 20 March 2008, and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(v)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Manager' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		None

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.623932 producing a sum of (for Notes not denominated in Euro):	Euro 31,196,600
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 2 May 2008 The Notes are to be consolidated and form a single series with the AUD 200,000,000 5.50 per cent. Notes due 27 January 2010 issued on 27 January 2006, the AUD 100,000,000 5.50 per cent. Notes due 27 January 2010 issued on 30 March 2006, and the AUD 100,000,000 5.50 per cent. Notes 2007 due 27 January 2010 issued on 7 March 2007, the AUD 100,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued on 25 January 2008 and the AUD 50,000,000 5.50 per cent. Notes 2008 due 27 January 2010 issued on 20 March 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial

commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 14 May 2007 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by provided on 16 May 2007 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Dealer on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 49,643,797.81
(iii)	Estimated total expenses:	AUD 582,500 (comprising of AUD 20,000 Dealer's expenses and AUD 562,500 selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	6.088 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	(a) Temporary ISIN Code:	XS0361559734
	(b) ISIN Code:	XS0241188514
(iii)	(a) Temporary Common Code:	036155973
	(b) Common Code:	024118851
(iv)	Fondscode:	Not Applicable
(v)	(a) Temporary WKN (German security code):	A0TUSV
	(b) WKN (German security code):	A0GL5U
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable
(xi)	Private Placement number:	Not Applicable

(xii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 1 May 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

RECEIVED

2008 MAY 19 A 9:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1545A
TRANCHE NO: 4

AUD 50,000,000 5.625 per cent. Fixed Rate Notes 2008 due 1 March 2011 (the "Notes")
(to be consolidated and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006, the AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 issued on 23 May 2007 and the AUD 50,000,000 5.625 per cent. Fixed Rate Notes 2008 due 1 March 2011 issued on 20 March 2008)

TD Securities

The date of these Final Terms is 29 April 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the offering circular dated 11 July 2005, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, the supplemental Offering Circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and the supplemental Offering Circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000 (together, the "**2005 Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 14 May 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive save in respect of the Conditions which are extracted from the 2005 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2005 Offering Circular and the Offering Circular dated 14 May 2007. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contain all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and at www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1545A
	(ii)	Tranche Number:	4 (to be consolidated and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006, the AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 issued on 23 May 2007 and the AUD 50,000,000 5.625 per cent. Fixed Rate Notes 2008 due 1 March 2011 issued on 20 March 2008)

3	Specified Currency or Currencies:	Australian Dollar ("AUD")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 400,000,000
	(ii) Tranche:	AUD 50,000,000
5	Issue Price:	98.015 per cent. of the Aggregate Nominal Amount plus 61 days' accrued interest from and including 1 March 2008 to but excluding the Issue Date
6	Specified Denominations:	AUD 1,000 and multiples thereof
7	(i) Issue Date:	1 May 2008
	(ii) Interest Commencement Date (if different from the Issue Date):	1 March 2008
8	Maturity Date:	1 March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.625 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	1 March in each year commencing on 1 March 2009 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	AUD 56.25 per AUD 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA unadjusted

	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(v)(a) of Part B of these Final Terms Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 5.625 per cent. Fixed Rate Notes 2006 due 1 March 2011 issued on 1 March 2006, the AUD 100,000,000 5.625 per cent. Fixed Rate Notes 2007 due 1 March 2011 issued on 23 May 2007 and the AUD 50,000,000 5.625 per cent. Fixed Rate Notes 2008 due 1 March 2011 issued on 20 March 2008 and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(v)(b) of Part B to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into	Euro 31,267,600

	Euro at the rate 0.625532 producing a sum of (for Notes not denominated in Euro):	
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 2 May 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes have been rated Aaa by Moody's Investors Service, Inc., AAA by Standard & Poor's Ratings Services and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 14 May 2007 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by provided on 16 May 2007 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Dealer on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 48,770,034.25
(iii)	Estimated total expenses:	AUD 707,500 (comprising of AUD 20,000 Dealer's expenses and AUD 687,500 selling concession and combined management and underwriting commission)

6 Yield (*Fixed Rate Notes Only*) Indication of yield:	6.404 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that *all coupons are reinvested at the same* rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0361553299
	(b) Permanent ISIN Code:	XS0243977260
(iii)	(a) Temporary Common Code:	036155329
	(b) Permanent Common Code	024397726
(iv)	Fondscode:	Not Applicable
(v)	(a) Temporary WKN (German security code)	A0TUSW
	(b) Permanent WKN (German security code)	A0GNAH
(vi)	Private Placement Number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 1 May 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the	Not Applicable

	offer are to be made public:	
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1884A

TRANCHE NO: 1

USD 40,000,000 Callable Floating Rate Notes 2008 due 2 May 2014 (the "Notes")

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these *Final Terms* is 29 April 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. *A potential investor should not invest in Notes which are complex financial instruments* unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1884A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD 40,000,000
	(ii)	Series:	USD 40,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 10,000
7	(i)	Issue Date:	2 May, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 2 May, 2014
9	Domestic Note:		No

10	Interest Basis:	Floating Rate Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from, and including, the Issue Date to, *but excluding, the first Specified Interest Payment* Date and each subsequent period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Each, 2 May, 2 August, 2 November and 2 February beginning on 2 August 2008 and ending on the Maturity Date
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination The Rate of Interest for each Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the *following formula:* **Reference Rate + 0.70 per cent.,** subject to 17(xii) *Where:* "**Reference Rate**" means 3 month USD LIBOR
	(vi) Interest Period Date(s):	Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination:	Applicable
- Reference Rate:		**"3 month USD LIBOR"** means the 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on the Reuters Screen LIBOR01 Page as of 11.00 a.m. London time on the Interest Determination Date.
- Interest Determination Date:		Two London Business Days prior to the first day of each Interest Period
- Relevant Screen Page:		Reuters Screen LIBOR01 Page (or such other page as may replace such page on that service) as of 11:00 a.m. London time on the Interest Determination Date
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	For each Interest Period in the period from (and including) the Issue Date up to (but excluding) 2 May, 2009: 3.75 per cent. For each Interest Period in the period from (and including) 2 May, 2009 up to (but excluding) 2 May, 2010: 4.75 per cent. For each Interest Period in the period from (and including) 2 May, 2010 up to (but excluding) 2 May, 2011: 5.75 per cent. For each Interest Period in the period from (and including) 2 May, 2011 up to (but excluding) the Maturity Date: 6.50 per cent.
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Reuters Screen Page LIBOR01 (or its successor page for the purpose of displaying such rate) is cancelled or unavailable or such rate is not available and it becomes impossible to obtain the relevant rate, the method for calculating the Reference Rate shall be determined by the Calculation Agent in its sole discretion and in accordance with standard market practice.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each Specified Interest Payment Date from (and including) 2 August 2008 to (and including) 2 February 2014
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 10,000 per Note of USD 10,000 Specified Denomination
	iii) If redeemable in part:	
	a. Minimum Redemption Amount:	Not Applicable
	b. Maximum Redemption Amount:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 10,000 per Note of USD 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
iii)	Un-matured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting, or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(1)) and/or a Merger Event or Tender Offer (Condition 8(c):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	iii) Managers' Commission:	None
37	If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.628141 producing a sum of (for Notes not denominated in Euro):	Euro 25,125,640
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	None
(ii) Admission to Trading:	No application for admission to trading has been made
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financiére et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany, the Komisja Papierów Wartosciowych i Gield in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

6 Yield (Fixed Rate Notes Only)

Indication of yield:	Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic LIBOR rates can be obtained from Reuters.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0360381791
iii)	Common Code:	036038179
(iv)	WKN (German security code):	Not Applicable
(v)	Fondscode:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
iii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO:1883A

TRANCHE NO: 1

USD 10,000,000 Callable Zero Coupon Notes 2008 due 2 May 2038

Issue Price: 100.00 per cent.

The date of these Final Terms is 29 April 2008

HSBC Bank plc

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1883A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		U.S. dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	2 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 May 2038
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		The Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable

13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	6.90 per cent. per annum
	(ii) Reference Price:	100.00 per cent.
	(iii) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iv) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	2 May in each year, from and including 2 May 2009 to and including 2 May 2037
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount of each Note will be the amount specified below divided by 100:

Optional Redemption Date	Optional Redemption Price	Optional Redemption Amount
2 May 2009	106.9000000 per cent.	USD 10,690,000.00
2 May 2010	114.2761000 per cent.	USD 11,427,610.00
2 May 2011	122.1611509 per cent.	USD 12,216,115.09
2 May 2012	130.5902703 per cent.	USD 13,059,027.03
2 May 2013	139.6009990 per cent.	USD 13,960,099.90
2 May 2014	149.2334679 per cent.	USD 14,923,346.79
2 May 2015	159.5305772 per cent.	USD 15,953,057.72
2 May 2016	170.5381870 per cent.	USD 17,053,818.70
2 May 2017	182.3053219 per cent.	USD 18,230,532.19

2 May 2018	194.8843891 per cent.	USD 19,488,438.91
2 May 2019	208.3314120 per cent.	USD 20,833,141.20
2 May 2020	222.7062794 per cent.	USD 22,270,627.94
2 May 2021	238.0730127 per cent.	USD 23,807,301.27
2 May 2022	254.5000505 per cent.	USD 25,450,005.05
2 May 2023	272.0605540 per cent.	USD 27,206,055.40
2 May 2024	290.8327323 per cent.	USD 29,083,273.23
2 May 2025	310.9001908 per cent.	USD 31,090,019.08
2 May 2026	332.3523039 per cent.	USD 33,235,230.39
2 May 2027	355.2846129 per cent.	USD 35,528,461.29
2 May 2028	379.7992512 per cent.	USD 37,979,925.12
2 May 2029	406.0053995 per cent.	USD 40,600,539.95
2 May 2030	434.0197721 per cent.	USD 43,401,977.21
2 May 2031	463.9671364 per cent.	USD 46,396,713.64
2 May 2032	495.9808688 per cent.	USD 49,598,086.88
2 May 2033	530.2035487 per cent.	USD 53,020,354.87
2 May 2034	566.7875936 per cent.	USD 56,678,759.36
2 May 2035	605.8959376 per cent.	USD 60,589,593.76
2 May 2036	647.7027573 per cent.	USD 64,770,275.73
2 May 2037	692.3942475 per cent.	USD 69,239,424.75

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than 5 (five) Business Days prior to the relevant Optional Redemption Date

23 **Put Option** Not Applicable

24 **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** On 2 May 2038 the Final Redemption amount of each Note will be USD 74,016,945.06, divided by 100, a price equivalent to 740.1694506 per cent. of the *Aggregate* Nominal Amount

25 **Final Redemption Amount (Equity Linked Redemption Notes)** Not Applicable

26 **Final Redemption Amount (Index Linked Redemption Notes)** Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out above
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York and TARGET, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 0.628141, producing a sum of (for Notes not denominated in Euro):	Euro 6,281,410
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 2 May 2008.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany the Komisja Papierów Wartosciowych I Gield in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular

(ii)	Estimated net proceeds	USD 10,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0360424351
(iii)	Common Code:	036042435
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

7. General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription	Not Applicable

rights and the treatment of subscription rights not exercised:

END